Exhibit 4.14
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Restricted Share Unit Award Agreement

Award No.

           You are hereby awarded Restricted Share Units (the “RSUs”) subject to the terms and conditions set forth in this Restricted Share Unit Award Agreement (“Award Agreement”), and in the Commerce Energy Group, Inc. 2006 Stock Incentive Plan (the “Plan”), which is attached hereto as Exhibit A. A summary of the Plan appears in its Prospectus, which is attached as Exhibit B. You should carefully review these documents, and consult with your personal financial advisor, in order to fully understand the implications of this Award Agreement, including your tax alternatives and their consequences.
           By executing this Award Agreement, you agree to be bound by all of the Plan’s terms and conditions as if they had been set out verbatim in this Award Agreement. In addition, you recognize and agree that all determinations, interpretations, or other actions respecting the Plan and this Award Agreement will be made by the Board of Directors (the “Board”) of Commerce Energy Group, Inc. (the “Company”), or any Committee appointed by the Board to administer the Plan, and shall (in the absence of manifest bad faith or fraud) be final, conclusive and binding upon all parties, including you, your heirs and representatives. Capitalized terms are defined in the Plan or in this Award Agreement.
     1. Specific Terms. Your RSUs have the following terms:

Name of Participant
Number of Restricted Share Units Subject to Award
Purchase Price per Share (if applicable)	Not applicable.
Award Date
Vesting	At the rate of ___% on each of the next [monthly] [quarterly] [annual] anniversaries of the Award Date; subject to acceleration as provided in the Plan and in Section 2 below, and to your Continuous Service not ending before vesting.
Deferral Elections	☐ Allowed in accordance with Section 8(g) of the Plan. ☐ Not allowed.

Restricted Share Unit Award Agreement
Commerce Energy Group, Inc.
2006 Stock Incentive Plan

     2. Accelerated Vesting; Change in Corporate Control. To the extent you have not previously vested in your rights with respect to this Award, your Award will become –
☐	___% vested if your Continuous Service ends due to your death or “disability” within the meaning of Section 409A of the Code;

☐	___% vested if your Continuous Service ends due to your retirement at or after you have attained the age of ___and completed at least ___full years of Continuous Service;

☐	according to the following schedule if your Continuous Service ends due to an Involuntary Termination that occurs within the twelve months following a Change in Control:

Date on which Your Involuntary Termination	Portion of Your Award
Occurs (by reference to Date of Award)	As to which Vesting Accelerates
Before 1st Anniversary	0%
Between 1st and 2nd Anniversary		%

After 2nd Anniversary		%

<Other desired schedule>
     3. Termination of Continuous Service. This Award shall be canceled and become automatically null and void immediately after termination of your Continuous Service for any reason, but only to the extent you have not become vested, pursuant to the foregoing terms, on or at the time your Continuous Service ends.
     4. Satisfaction of Vesting Restrictions. No Shares will be issued before you complete the requirements that are necessary for you to vest in the Shares underlying your RSUs. As soon as practicable after the date on which your RSUs vest in whole or in part, the Company will issue to you or your duly-authorized transferee, free from vesting restrictions (but subject to such legends as the Company determines to be appropriate), one Share for each vested RSU. Fractional shares will not be issued, and cash will be paid in lieu thereof. Certificates shall not be delivered to you unless you have made arrangements satisfactory to the Committee to satisfy tax-withholding obligations
     5. Performance-based Acceleration. <OPTIONAL> Your RSUs shall be subject to accelerated vesting in the years following the first and second anniversaries of the Award Date if the Committee determines that the following performance conditions have been satisfied: ___.
     [6. Long-term Consideration for Award. <OPTIONAL> The Participant recognizes and agrees that the Company’s key consideration in granting this Award is securing the long-term commitment of the Participant to serve as [a key employee of the Company] [a key employee of an Affiliate of the Company][an officer of the Company][an officer of an Affiliate of the Company] who will advance and promote the business interests and objectives of the Company and/or its Affiliates (the ”Company Group”). Accordingly, the Participant agrees that this Award shall be subject to the terms and conditions set forth in Section 25 of the Plan (relating to the termination, rescission and recapture if you violate certain commitments made therein to the

Restricted Share Unit Award Agreement
Commerce Energy Group, Inc.
2006 Stock Incentive Plan

Company Group), as well as to the following terms and conditions as material and indivisible consideration for this Award:
          (a) Fiduciary Duty. During his or her employment with the Company Group the Participant shall devote his or her full energies, abilities, attention and business time to the performance of his or her job responsibilities and shall not engage in any activity which conflicts or interferes with, or in any way compromises, his or her performance of such responsibilities.
          (b) Confidential Information. The Participant recognizes that by virtue of his or her employment with the Company Group, he or she will be granted otherwise prohibited access to confidential information and proprietary data which are not known, and not readily accessible to the competitors of the Company Group. This information (the “Confidential Information”) includes, but is not limited to, current and prospective customers; the identity of key contacts at such customers; customers’ particularized preferences and needs; marketing strategies and plans; financial data; personnel data; compensation data; proprietary procedures and processes; and other unique and specialized practices, programs and plans of the Company Group and their respective customers and prospective customers. The Participant recognizes that this Confidential Information constitutes a valuable property of the Company Group, developed over a significant period of time and at substantial expense. Accordingly, the Participant agrees that he or she shall not, at any time during or after his or her employment with the Company Group, divulge such Confidential Information or make use of it for his or her own purposes or the purposes of any person or entity other than the Company Group.
          (c) Non-Solicitation of Customers. The Participant recognizes that by virtue of his or her employment with the Company Group he or she will be introduced to and involved in the solicitation and servicing of existing customers of the Company Group and new customers obtained by the Company Group during his or her employment. The Participant understands and agrees that all efforts expended in soliciting and servicing such customers shall be for the permanent benefit of the Company Group. The Participant further agrees that during his or her employment with the Company Group the Participant will not engage in any conduct which could in any way jeopardize or disturb any of the customer relationships of the Company Group. The Participant also recognizes the legitimate interest of the Company Group in protecting, for a reasonable period of time after his or her employment with the Company Group, the customers of the Company Group. Accordingly, the Participant agrees that, for a period beginning on the date hereof and ending one (1) year after termination of Participant’s employment with the Company Group, regardless of the reason for such termination, the Participant shall not, directly or indirectly, without the prior written consent of the Chief Executive Officer of the Company, market, offer, sell or otherwise furnish any products or services similar to, or otherwise competitive with, those offered by the Company Group to any customer of the Company Group.
          (d) Non-Solicitation of Employees. The Participant recognizes the substantial expenditure of time and effort which the Company Group devotes to the recruitment, hiring, orientation, training and retention of its employees. Accordingly, the Participant agrees that, for a period beginning on the date hereof and ending two (2) years after termination of Participant’s employment with the Company Group, regardless of the reason for such termination, the Participant shall not, directly or indirectly, for himself or herself or on behalf of any other person or

Restricted Share Unit Award Agreement
Commerce Energy Group, Inc.
2006 Stock Incentive Plan

entity, solicit, offer employment to, hire or otherwise retain the services of any employee of the Company Group. <ADDITIONAL ALTERNATIVE: NON-COMPETITION REQUIREMENT, TAILORED CAREFULLY TO CONFORM WITH APPLICABLE LAW.>
          (e) Survival of Commitments; Potential Recapture of Award and Proceeds. The Participant acknowledges and agrees that the terms and conditions of this Section regarding confidentiality and non-solicitation [and non-competition] shall survive both (i) the termination of Participant’s employment with the Company Group for any reason, and (ii) the termination of the Plan, for any reason. The Participant acknowledges and agrees that the grant of Options in this Award Agreement is just and adequate consideration for the survival of the restrictions set forth herein, and that the Company Group may pursue any or all of the following remedies if the Participant either violates the terms of this Section or succeeds for any reason in invalidating any part of it (it being understood that the invalidity of any term hereof would result in a failure of consideration for the Award):
(i)	declaration that the Award is null and void and of no further force or effect;

(ii)	recapture of any cash paid or Shares issued to the Participant, or any designee or beneficiary of the Participant, pursuant to the Award;

(iii)	recapture of the proceeds, plus reasonable interest, with respect to any Shares that are both issued pursuant to this Award and sold or otherwise disposed of by the Participant, or any designee or beneficiary of the Participant.
The remedies provided above are not intended to be exclusive, and the Company Group may seek such other remedies as are provided by law, including equitable relief.
          (f) Acknowledgement. The Participant acknowledges and agrees that his or her adherence to the foregoing requirements will not prevent him or her from engaging in his or her chosen occupation and earning a satisfactory livelihood following the termination of his or her employment with the Company Group.]
     7. Investment Purposes. By executing this Award, you represent and warrant to the Company that any Shares issued to you pursuant to your RSUs will be for investment for your own account and not with a view to, for resale in connection with, or with an intent of participating directly or indirectly in, any distribution of such Shares within the meaning of the Securities Act of 1933, as amended.
     8. Dividends. When Shares are delivered to you or your duly-authorized transferee pursuant to the vesting of the Shares underlying your Restricted Share Units, you or your duly-authorized transferee shall also be entitled to receive, with respect to each Share issued, an amount equal to any cash dividends (plus simple interest at a rate of five percent per annum, or such other reasonable rate as the Committee may determine) and a number of Shares equal to any stock dividends, which were declared and paid to the holders of Shares between the Grant Date and the date such Share is issued. However, to the extent that your Continuous Service ends before vesting

Restricted Share Unit Award Agreement
Commerce Energy Group, Inc.
2006 Stock Incentive Plan

of the shares, you will forfeit all dividends (whether paid in cash or in stock) attributable to all such shares.)
     9. Section 83(b) Election Notice. If you provide the Company with prior written notice of your intention to make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, with respect to the Shares underlying your RSUs (a “Section 83(b) election”), the Committee may in its discretion convert your RSUs into Restricted Shares, on a one-for-one basis, in full satisfaction of this Award Agreement. You agree to provide a copy of such election to the Company within 10 days after filing that election with the Internal Revenue Service. Exhibit C contains a suggested form of Section 83(b) election. Any Restricted Shares issued to you pursuant to this Section 9 shall bear such legends as the Company determines to be appropriate until all vesting restrictions lapse and certificates are issued to you pursuant to Section 4 of this Award.
     10. Designation of Beneficiary. Notwithstanding anything to the contrary contained herein or in the Plan, following the execution of this Award Agreement, you may expressly designate a beneficiary (the “Beneficiary”) to your interest, if any, in the RSUs awarded hereby. You shall designate the Beneficiary by completing and executing a designation of beneficiary agreement substantially in the form attached hereto as Exhibit D (the “Designation of Beneficiary”) and delivering an executed copy of the Designation of Beneficiary to the Company.
     11. Restrictions on Transfer. This Award Agreement may not be sold, pledged, or otherwise transferred without the prior written consent of the Committee. Notwithstanding the foregoing, you may transfer this Award Agreement (i) by instrument to an inter vivos or testamentary trust (or other entity) in which each beneficiary is a permissible gift recipient, as such is set forth in subsection (ii) of this Section 11, or (ii) by gift to charitable institutions or by gift or transfer for consideration to any of your relatives as follows (or to an inter vivos trust, testamentary trust or other entity primarily for the benefit of any of your relatives as follows): any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, domestic partner, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and including adoptive relationships. Any transferee of your rights shall succeed to and be subject to all of the terms of this Award Agreement and the Plan.
     12. Income Taxes and Deferred Compensation. The Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with this Award (including any taxes arising under Section 409A of the Code), and the Company shall not have any obligation to indemnify or otherwise hold any Participant harmless from any or all of such taxes. The Committee shall have the discretion to unilaterally modify this Award in a manner that (i) conforms with the requirements of Section 409A of the Code, (ii) that voids any election of the Participant to the extent it would violate Section 409A of the Code, and (iii) for any distribution election that would violate Section 409A of the Code, to make distributions pursuant to the Award at the earliest to occur of a distribution event that is allowable under Section 409A of the Code or any distribution event that is both allowable under Section 409A of the Code and is elected by the Participant, subject to any valid second election to defer, provided that the Committee permits second elections to defer in accordance with Section 409A(a)(4)(C). The Committee shall have the sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of the Plan and this Award Agreement.

Restricted Share Unit Award Agreement
Commerce Energy Group, Inc.
2006 Stock Incentive Plan

     13. Notices. Any notice or communication required or permitted by any provision of this Award Agreement to be given to you shall be in writing and shall be delivered personally or sent by certified mail, return receipt requested, addressed to you at the last address that the Company had for you on its records. Each party may, from time to time, by notice to the other party hereto, specify a new address for delivery of notices relating to this Award Agreement. Any such notice shall be deemed to be given as of the date such notice is personally delivered or properly mailed.
     14. Binding Effect. Except as otherwise provided in this Award Agreement or in the Plan, every covenant, term, and provision of this Award Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.
     15. Modifications. This Award Agreement may be modified or amended at any time, in accordance with Section 15 of the Plan and provided that you must consent in writing to any modification that adversely alters or impairs any rights or obligations under this Award Agreement.
     16. Headings. Section and other headings contained in this Award Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Award Agreement or any provision hereof.
     17. Severability. Every provision of this Award Agreement and of the Plan is intended to be severable. If any term hereof is illegal or invalid for any reason, such illegality or invalidity shall not affect the validity or legality of the remaining terms of this Award Agreement.
     18. Counterparts. This Award Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
     19. Plan Governs. By signing this Award Agreement, you acknowledge that you have received a copy of the Plan and that your Award Agreement is subject to all the provisions contained in the Plan, the provisions of which are made a part of this Award Agreement and your Award is subject to all interpretations, amendments, rules and regulations which from time to time may be promulgated and adopted pursuant to the Plan. In the event of a conflict between the provisions of this Award Agreement and those of the Plan, the provisions of the Plan shall control.
     20. Governing Law. The laws of the State of Delaware shall govern the validity of this Award Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereto.
     21. Not a Contract of Employment. By executing this Award Agreement you acknowledge and agree that (i) any person who is terminated before full vesting of an award, such as the one granted to you by this Award, could claim that he or she was terminated to preclude vesting; (ii) you promise never to make such a claim; (iii) nothing in this Award Agreement or the Plan confers on you any right to continue an employment, service or consulting relationship with the [Company and/or its Affiliates] [Company Group], nor shall it affect in any way your right or the [Company and/or its Affiliates] [Company Group], as applicable, to terminate your employment,

Restricted Share Unit Award Agreement
Commerce Energy Group, Inc.
2006 Stock Incentive Plan

service, or consulting relationship at any time, with or without Cause; and (iv) the Company would not have granted this Award to you but for these acknowledgements and agreements.
     22. Employment Agreement Provision [OPTION IF EMPLOYEE HAS AN EMPLOYMENT AGREEMENT] By executing this Award, you acknowledge and agree that your rights upon a termination of employment before full vesting of this Award will be determined under Section ___of your employment agreement with the Company and ___, dated as of ___ ___, 20___.

     BY YOUR SIGNATURE BELOW, along with the signature of the Company’s representative, you and the Company agree that the RSUs hereby awarded under and governed by the terms and conditions of this Award Agreement and the Plan.

COMMERCE ENERGY GROUP, INC.
By:
Name:
Title:

PARTICIPANT The undersigned Participant hereby accepts the terms of this Award Agreement and the Plan.
By:

Name of Participant: ________________________

EXHIBIT A
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Plan Document

EXHIBIT B
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Plan Prospectus

EXHIBIT C
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Section 83(b) Election Form

Attached is an Internal Revenue Code Section 83(b) Election Form. IF YOU WISH TO MAKE A SECTION 83(B) ELECTION, YOU MUST DO SO WITHIN 30 DAYS AFTER THE DATE THE RESTRICTED SHARES COVERED BY THE ELECTION WERE TRANSFERRED TO YOU. In order to make the election, you must completely fill out the attached form and file one copy with the Internal Revenue Service office where you file your tax return. In addition, one copy of the statement also must be submitted with your income tax return for the taxable year in which you make this election. Finally, you also must submit a copy of the election form to the Company within 10 days after filing that election with the Internal Revenue Service. A Section 83(b) election normally cannot be revoked.

COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Election to Include Value of Restricted Shares in Gross Income
in Year of Transfer Under Internal Revenue Code Section 83(b)

     Pursuant to Section 83(b) of the Internal Revenue Code, I hereby elect within 30 days after receiving the property described herein to be taxed immediately on its value specified in item 5 below.
     1. My General Information:

Name:

Address:

S.S.N. or T.I.N.:

2.	Description of the property with respect to which I am making this election:
___shares of ___stock of Commerce Energy Group, Inc. (the “Restricted Shares”).
3.	The Restricted Shares were transferred to me on ______ ___, 20___. This election relates to the 20___calendar taxable year.

4.	The Restricted Shares are subject to the following restrictions:
The Restricted Shares are forfeitable until they is are earned in accordance with Section 1 of the Commerce Energy Group, Inc. 2006 Stock Incentive Plan (“Plan”) Restricted Share Unit Award Agreement (“Award Agreement”) or other Award Agreement or Plan provisions. The Restricted Shares generally are not transferable until my interest becomes vested and nonforfeitable, pursuant to the Award Agreement and the Plan.
5.	Fair market value:
The fair market value at the time of transfer (determined without regard to any restrictions other than restrictions which by their terms never will lapse) of the Restricted Shares with respect to which I am making this election is $ ___  per share.

6.	Amount paid for Restricted Shares:
The amount I paid for the Restricted Shares is $ ___ per share.
7.	Furnishing statement to employer:
A copy of this statement has been furnished to my employer, ___. If the transferor of the Restricted Shares is not my employer, that entity also has been furnished with a copy of this statement.
8.	Award Agreement or Plan not affected:
Nothing contained herein shall be held to change any of the terms or conditions of the Award Agreement or the Plan.
Dated: ____________ __, 20__.

Taxpayer

2

EXHIBIT D
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Designation of Beneficiary

     In connection with Award Agreements between Commerce Energy Group, Inc. (the “Company”) and ___, an individual residing at ___(the “Recipient”), the Recipient hereby designates the person specified below as the beneficiary of the Recipient’s interest in Awards as defined in the Company’s 2006 Stock Incentive Plan (the “Plan”). This designation shall remain in effect until revoked in writing by the Recipient.

Name of Beneficiary:

Address:

Social Security No.:

     This beneficiary designation relates to any and all of Recipient’s rights under the following Award or Awards:
☐	any Award that Recipient has received under the Plan.

☐	the ___Award that Recipient received pursuant to an award agreement dated ______ ___, ___between Recipient and the Company.
          The Recipient understands that this designation operates to entitle the above-named beneficiary to the rights conferred by an Award from the date this form is delivered to the Company until such date as this designation is revoked in writing by the Recipient, including by delivery to the Company of a written designation of beneficiary executed by the Recipient on a later date.

Date:

By:

[Recipient Name]
Sworn to before me this
                    day of                                         , 200

Notary Public
County of
State of